FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the period ended March 31, 2009

Commission File Number:  001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X              Form 40-F ___

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ___

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                 No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 NYMOX PHARMACEUTICAL CORPORATION

(Registrant)

 By:  /s/ Paul Averback

 Paul Averback

 President and Chief Executive Officer

Date: May 15, 2009

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended March 31, 2009.

On January 13, Nymox announced the release of positive new clinical trial data from the Company’s most recent multi-center U.S. studies of NX-1207, indicating durable benefits from Nymox’s innovative drug treatment for benign prostatic hyperplasia (BPH). In all available and eligible patients assessed at 12 months post-treatment, more than seven times as many positive responses to treatment were documented in patients who received the NX-1207 therapeutic dose as compared to patients who received the comparator finasteride (finasteride is an approved drug for BPH). In the study, positive response was defined as a 9 point or more BPH Symptom Score improvement without any subsequent BPH treatments of any kind, and corresponded to a minimum 37.5% improvement in BPH symptoms. The difference in response rate between NX-1207 and the comparator was statistically significant (p=.01). The range of improvement in individual patients who received NX-1207 and were categorized as responders was 37.5% to 93% reduction in symptoms. Overall, 76.7% of subjects who received a single dose of NX-1207 reported no further BPH treatment after 12 months (p=.01).

NX-1207 has been shown to reduce the signs and symptoms of BPH, producing improvements which reached statistical significance compared to double-blinded placebo and study controls. A single administration of NX-1207 2.5 mg produced on average improvements in the standardized BPH symptom score that were approximately double that reported for currently approved BPH drugs. NX-1207 involves a new targeted approach to the treatment of BPH. The drug is administered by a urologist in an office setting directly into the zone of the prostate where the enlargement occurs. The injection takes only a few minutes and involves little or no pain or discomfort. NX-1207 thus far has not been found to have the sexual, blood pressure, or other side effects of the approved drugs.

In the initial study, mean improvement in the NX-1207 Intent-to-Treat group at 90 days was 9.71 points (p=.001). This treatment benefit compares favorably to the mean symptom score improvement typically found after 3 months for currently approved BPH medications such as alpha blockers and 5 alpha reductase inhibitors (in the 3 to 5 point range). Unlike currently approved BPH medications, NX-1207 treatment does not require the patient to take pills daily for the rest of his life.

On February 18, Nymox announced that the Company had recently concluded a positive and productive EOP2 meeting with the FDA concerning the Phase 3 program for NX-1207. The pivotal Phase 3 trials for NX-1207 that are being undertaken will incorporate the specific protocol design recommendations provided to the Company by the FDA. The Phase 3 studies for NX-1207 will be conducted at well known investigational sites across the U.S.

On February 24, Nymox announced new positive results from a long term outcome study of NX-1207. The study evaluated symptomatic progress of U.S. patients involved in the Company’s two initial 2003 Phase 1-2 studies of NX-1207. Patients treated with NX-1207 were followed-up on an unselected and as available basis and assessed for symptomatic improvement, treatment outcomes, and durability of efficacy 64 months after treatment. Data was available for 75% of the subjects in the initial studies. Overall, 67% of the patients in the new outcome study treated with NX-1207 reported no current drug treatment for their BPH and had a mean improvement of 11 points in AUA Symptom Score. In addition, 46% of the patients reported no other approved treatments at any time for their BPH since their original treatment with NX-1207, with a mean improvement of 13 points. This sustained improvement in BPH symptom score after NX-1207 treatment compares favorably to the 3.5 to 5 points reported in published studies of currently approved BPH drugs.

We wish to thank our Nymox shareholders for your valued support. The Nymox team is working diligently to advance our many projects. We enthusiastically look forward to exciting developments this year for your Company.

/s/ Paul Averback, MD
Paul Averback MD
President

May 15, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (MD&A) comments on the Company’s operations, performance and financial condition as at and for the three months ended March 31, 2009 and 2008. This MD&A should be read together with the unaudited Consolidated Financial Statements and the related notes for the period ended March 31, 2009 and with our MD&A for the year-ended December 31, 2008 which is included in our annual report for 2008. This MD&A is dated May 15, 2009. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited Consolidated Financial Statements and this MD&A were reviewed by the Company’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Company can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3. NX-1207 has shown positive results in several Phase 1 and 2 clinical trials in the U.S. The Company successfully completed a 43 site prospective randomized double-blinded placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. In February 2008, the Company reported positive results in a 32 site U.S. Phase 2 prospective randomized blinded clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Nymox reported positive results in six other follow-up studies of NX-1207 in BPH patients. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. AlzheimAlert™ is an accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

Risk Factors

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our 20F filed on EDGAR and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Company and our industry. The risk factors that could have an impact on the Company’s financial results are summarized as follows:

•

Our Clinical Trials for our Therapeutic Products in Development, such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

•

Our Clinical Trials for our Therapeutic Products, such as NX-1207, May be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

•

A Setback in Any of our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

•

We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

•

We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

•

Even If We Obtain Regulatory Approvals for our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

•

It is Uncertain When, if Ever, We Will Make a Profit

•

We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

•

We Face Challenges in Developing, Manufacturing and Improving Our Products

•

Our Products and Services May Not Receive Necessary Regulatory Approvals

•

We Face Significant and Growing Competition

•

We May Not Be Able to Successfully Market Our Products

•

Protecting Our Patents and Proprietary Information is Costly and Difficult

•

We Face Changing Market Conditions

•

Health Care Plans May Not Cover or Adequately Pay for our Products and Services

•

We Face Potential Losses Due to Foreign Currency Exchange Risks

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the Company’s financial condition and most demanding on their calls for judgment.

The consolidated financial statements of the Company have been prepared under Canadian generally accepted accounting principles and include a reconciliation to accounting principles generally accepted in the United States (see Canadian/US reporting differences in the Notes to the Consolidated Financial Statements). The Company’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition. There were no deferred revenues as at March 31, 2009 and 2008. Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

Valuation of Long-lived Assets

Property, equipment and intellectual property rights acquired are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Company reviews the unamortized balance of property, equipment and intellectual property rights, and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•

Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•

Significant negative industry or economic trends.

  Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or intellectual property rights acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

  Stock-based Compensation

  Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company’s earnings.

  Valuation of Future Income Tax Assets

  Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $12.5 million as of March 31, 2009, due to uncertainties related to our ability to utilize all of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Company’s products and technologies.

  Results of Operations

Three Months Ended March 31	2009	2008	2007
Total revenues	$96,226	$105,521	$138,666
Net loss (i)	$(1,004,259)	$(1,347,116)	$(1,211,030)
Loss per share (basic & diluted) (i)	$(0.03)	$(0.05)	$(0.04)
Total assets (i)	$848,649	$1,176,844	$1,444,043

Quarterly Results	Q1 - 2009	Q4 - 2008	Q3 - 2008	Q2 - 2008
Total revenues	$96,226	$119,895	$82,357	$120,636
Net loss (i)	$(1,004,259)	$(922,917)	$(1,318,293)	$(1,048,780)
Loss per share (basic & diluted) (i)	$(0.03)	$(0.03)	$(0.04)	$(0.04)
	Q1 - 2008	Q4 - 2007	Q3 - 2007	Q2 - 2007
Total revenues	$105,521	$137,629	$70,226	$87,412
Net loss (i)	$(1,347,116)	$(1,390,043)	$(1,481,308)	$(1,663,770)
Loss per share (basic & diluted) (i)	$(0.05)	$(0.05)	$(0.05)	$(0.06)

  (i) Net loss, loss per share (basic & diluted) and the total assets reflect the impact of the change in accounting policy as described in Note 1 (b) to the unaudited interim consolidated financial statements.

  Results of Operations – Q1 2009 compared to Q1 2008

  Net losses were $1,004,259, or $0.03 per share, for the quarter ended March 31, 2009, compared to $1,347,116, or $0.05 per share, for the quarter ended March 31, 2008. Net losses include stock compensation charges of $309,650 in 2009 and $204,680 in 2008. The decrease in net losses is attributable to reduced clinical trial expenditures compared to 2008. The weighted average number of common shares outstanding for the quarter ended March 31, 2009 was 30,253,246 compared to 29,462,138 for the same period in 2008.

  There are no extraordinary items during the period ending March 31, 2009. Refer to the Changes in Accounting Policies section for details on the adoption of CICA Handbook Section 3064 Goodwill and Intangible Assets.

  Revenues

  Revenues from sales amounted to $96,226 for the quarter ended March 31, 2009, compared with $104,484 for the quarter ended March 31, 2008. The variance for the quarter is due to a slight decrease in the sales of NicAlert/TobacAlert attributable to the current economic slowdown. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Company at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

  Research and Development

  Research and development expenditures were $435,285 for the quarter ended March 31, 2009, compared with $798,407 for the quarter ended March 31, 2008. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The decrease in net losses is attributable to reduced clinical trial expenditures compared to 2008. R&D expenditures were reduced principally on salaries and consulting fees by approximately $123,000, lab supplies and services by approximately $64,000 and professional fees by approximately $106,000 compared to the same period in 2008. In 2009, research tax credits amounted to $28,603 compared to $38,003 in 2008. The decrease is attributable to the reduction of salaries in R&D areas not related to the NX-1207 project in 2009 as compared to 2008. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

  Marketing Expenses

  Marketing expenditures were $35,572 for the quarter ended March 31, 2009, in comparison to expenditures of $53,089 for the quarter ended March 31, 2008. The decrease for the quarter compared to 2008 is due to reduced expenditures in 2009 on publicity by approximately $9,000, and promotional activities by approximately $8,000. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

  General and Administrative Expenses

  General and administrative expenses were $213,463 for the quarter ended March 31, 2009, compared with $308,521 in the quarter ended March 31, 2008. The decrease for the quarter compared to 2008 is due to reduced expenditures in 2009 on shareholder relations by approximately $57,000, travel by approximately $10,000 and salaries by approximately $13,000, a reduction in insurance premiums at the time of renewal resulting in a decrease of approximately $10,000 in the quarter. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

  Stock-based Compensation

  The Company accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In the first quarter of 2009, stock-based compensation costs of $203,820 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years, as well as costs of $105,830 relating to the issuance of new options to employees of the Company. In 2008, stock-based compensation was $204,680 relating to the 2006 option grant mentioned above.

  Foreign Exchange

  The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 74% of 2009 expenses (70% in 2008) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2009 or 2008.

  Inflation

  The Company does not believe that inflation has had a significant impact on its results of operations.

  Results of Operations – Q1 2008 compared to Q1 2007

  Net losses were $1,347,116, or $0.05 per share, for the quarter ended March 31, 2008, compared to $1,211,030, or $0.04 per share, for the quarter ended March 31, 2007. The increase in net losses is attributable to increased expenditures in professional fees relating to the maintenance of the Corporation’s patents. The weighted average number of common shares outstanding for the quarter ended March 31, 2008 was 29,462,138 compared to 28,515,596 for the same period in 2007.

  Revenues

  Revenues from sales amounted to $104,484 for the quarter ended March 31, 2008, compared with $136,404 for the quarter ended March 31, 2007. The decrease for the quarter is due to a reduction in the sales of products in 2008 compared to 2007 (AlzheimAlert decrease of approximately $4,000 and NicAlert/TobacAlert decrease of approximately $30,000). The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Company at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage.

  Research and Development

  Research and development expenditures were $798,407 for the quarter ended March 31, 2008, compared with $692,421 for the quarter ended March 31, 2007. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Increased expenditures in professional fees relating to the maintenance of the Corporation’s patents explains the increase for the quarter. In 2008, research tax credits amounted to $38,003 compared to $14,550 in 2007 as a result of additional expenditures claimed for refundable tax credits in 2008 compared to 2007.

  Marketing Expenses

  Marketing expenditures were $53,089 for the quarter ended March 31, 2008, in comparison to expenditures of $69,408 for the quarter ended March 31, 2007. The decrease for the quarter is due to expenditures incurred for medical conferences in 2007, which were not repeated in 2008.

  General and Administrative Expenses

  General and administrative expenses were $308,521 for the quarter ended March 31, 2008, compared with $216,039 in the quarter ended March 31, 2007. The increase for the quarter is due to higher costs of approximately $75,000 relating to compliance with United States securities laws, and in particular Section 404 of the Sarbanes-Oxley Act and related regulations and to expenditures on investor meetings in the first quarter of 2008 of approximately $44,000, for which there were no similar expenses incurred in the same period of 2007.

  Stock-based Compensation

  The Company accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In the first quarter of 2008, stock-based compensation costs of $204,680 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years. In 2007, stock-based compensation was $242,695 and also included the effect of a fully vested option grant to a consultant.

  Contractual Obligations

  Nymox has no financial obligations of significance other than long-term lease commitments and other operating leases as follows:

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$402,966	$284,447	$118,519	$0
Operating Leases	$31,646	$8,365	$20,036	$3,245
Total Contractual Obligations	$434,612	$292,812	$138,555	$3,245

  The Company has no binding commitments for the purchase of property, equipment or intellectual property. The Company has no commitments that are not reflected in the balance sheet except for operating leases.

  Contingency

  A contractor has served the Company with a Statement of Claim filed with the California Superior Court claiming $2,000,000 in damages for injury to his reputation and business for alleged failure to pay for services rendered. The Company has paid in full for all contracted services and believes that the claim is wholly without merit, and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

  Transactions with Related Parties

  The Company had no transactions with related parties.

  Financial Position

  Liquidity and Capital Resources

  As of March 31, 2009, cash totaled $426,213 and receivables including tax credits totaled $197,620. In November 2008, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 23, 2008. As at March 31, 2009, three drawings were made under this purchase agreement, for total proceeds of $800,000. On January 27, 2009, 70,225 common shares were issued at a price of $3.56 per share. On February 27, 2009, 65,789 common shares were issued at a price of $3.04 per share. On March 30, 2009, 117,845 common shares were issued at a price of $2.97 per share.

  At March 31, 2009, the Company can draw down a further $14,200,000 over the remaining 19 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

  The Company must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Company.

  Current Economic Environment

  During the past year, the capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies in all sectors to obtain public financing, and in particular, those in the biotechnology sector. As previously indicated, the Company depends on an equity financing arrangement with a private investment company to fund its activities. Since January 2003, the Company has had a Common Stock Private Purchase Agreement with the same investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. This 24 month agreement has been replaced annually since 2003 in order to ensure that the Company has funding in place at all times for at least the coming year. In November 2008, the previous agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Company can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Company. The Company may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement. The Company made drawdowns for aggregate proceeds of $5,350,000 in 2007 and $3,695,000 in 2008 under the agreements, and has made three drawdowns in 2009 for aggregate proceeds of $800,000 under the current agreement. The Company is not aware of any information that would lead it to believe that the investor will not be able to meet its commitments under the current agreement.

  Further information concerning our capital and risk management is provided below.

  Subsequent Events

  As at May 15, 2009, four drawings were made under the common stock private purchase agreement, for total proceeds of $1,275,000. On May 5, 2009, 132,312 common shares were issued at a price of $3.59 per share.

  Outstanding Share Data

  As at May 15, 2009, there were 30,564,778 common shares of Nymox issued and outstanding. In addition, 4,859,000 share options are outstanding, of which 2,933,375 are currently vested. There are no warrants outstanding.

  Disclosure Controls and Procedures

  Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of March 31, 2009.

  Internal Control over Financial Reporting

  Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year end December 31, 2008 was included in the 2008 Annual Management’s Discussion and Analysis and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

  Changes in Internal Controls Over Financial Reporting

  There have been no changes since December 31, 2008 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

  Changes to Accounting Policies

  Goodwill and intangible assets

  Effective with the commencement of its 2009 fiscal year, the Corporation adopted the Canadian Institute Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

  Prior to the adoption of Section 3064, the Corporation capitalized and amortized direct costs incurred to secure patents related to internally-generated assets on a straight-line basis over 17 years.

  As a result of adopting this Section, starting January 1, 2009, direct costs incurred to secure patents related to internally-generated assets are no longer capitalized by the Corporation. As well, comparative financial information for previous financial periods reflect the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods. The impact of adopting this Section, on a retrospective basis, is an increase of $115,053 and $78,510 in net loss and comprehensive loss for the three-month periods ended March 31, 2008 and 2007, respectively, with an increase in the reported basic and diluted loss per share from $0.04 to $0.05 for the three-month period ended March 31, 2008 and no change for the three-month period ended March 31, 2007, and an increase of $3,317,732 and $3,270,974 in the accumulated deficit at December 31, 2008 and 2007, respectively.

  Future Accounting Policies

  International Financial Reporting Standards

  In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company is currently assessing the future impact of these new standards on its consolidated financial statements.

  As at March 31, 2009, Management has begun the process of change-over to IFRS as follows: (1) the significant accounting policy choices are being assessed, (2) expert outside consultants have been engaged and the training program commenced, (3) the scoping study has been prepared, (4) the review of GAAP related covenants and contracts has been completed, and (5) the accounting policy review and IFRS implementation plan process is underway.

  Forward Looking Statements

  Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities, as well as the “Risk Factors” section of this MD&A, and of our Form 20F and of our Annual Information Form, for a discussion of the various factors that may affect the Company’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

  Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

  We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

  Interim Consolidated Financial Statements of
  (Unaudited)

  NYMOX PHARMACEUTICAL
  CORPORATION

  Periods ended March 31, 2009, 2008 and 2007

  NYMOX PHARMACEUTICAL CORPORATION
  Interim Consolidated Financial Statements
  (Unaudited)

  Periods ended March 31, 2009, 2008 and 2007

Financial Statements
Interim Consolidated Balance Sheets	12
Interim Consolidated Statements of Operations	13
Interim Consolidated Statements of Shareholders' Equity	14
Interim Consolidated Statements of Cash Flows	15
Notes to Interim Consolidated Financial Statements	16

  NYMOX PHARMACEUTICAL CORPORATION
  Interim Consolidated Balance Sheets
  (Unaudited)

  March 31, 2009 and December 31, 2008
  (in US dollars)

	2009	2008
		(Audited)
		(Recast -
		note 1 (b) (i))
Assets

Current assets:
Cash	$426,213	$275,858
Accounts receivable	32,843	37,873
Other receivables	24,931	21,624
Research tax credits receivable	139,846	111,243
Inventories	12,388	33,907
	636,221	480,505
Long-term security deposit	26,994	26,994
Property and equipment	19,793	21,525
Intellectual property (note 1(b)(i))	165,641	220,855

	$848,649	$749,879

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,161,443	$1,078,897
Accrued liabilities	115,188	161,950
Deferred lease inducement	9,623	9,623
	1,286,254	1,250,470
Deferred lease inducement	4,010	6,415
Preferred shares of a subsidiary (note 5)	800,000	800,000
Shareholders' equity:
Share capital (note 2)	54,650,147	53,850,147
Additional paid-in capital	3,712,851	3,403,201
Deficit	(59,604,613)	(58,560,354)
	(1,241,615)	(1,307,006)
Contingency (note 4)
Subsequent event (note 6)

	$848,649	$749,879

  See accompanying notes to unaudited interim consolidated financial statements.

  NYMOX PHARMACEUTICAL CORPORATION
  Interim Consolidated Statements of Operations
  (Unaudited)

  Three-month periods ended March 31, 2009, 2008 and 2007
  (in US dollars)

	2009	2008	2007
		(Recast -	(Recast -
		note 1 (b) (i))	note 1 (b) (i))

Revenue:
Sales	$96,226	$104,484	$136,404
Interest	–	1,037	2,262
	96,226	105,521	138,666

Expenses:
Research and development	435,285	798,407	692,421
Less investment tax credits	(28,603)	(38,003)	(14,550)
	406,682	760,404	677,871

General and administrative	213,463	308,521	216,039
Marketing	35,572	53,089	69,408
Cost of sales	76,912	67,667	76,344
Depreciation and amortization	56,946	56,927	56,068
Stock-based compensation	309,650	204,680	242,695
Interest and bank charges	1,260	1,349	11,271
	1,100,485	1,452,637	1,349,696

Net loss and comprehensive loss	$(1,004,259)	$(1,347,116)	$(1,211,030)

Loss per share (basic and diluted) (note 2 (c))	$(0.03)	$(0.05)	$(0.04)

Weighted average number of common shares outstanding	30,253,246	29,462,138	28,515,596

  See accompanying notes to unaudited interim consolidated financial statements.

  NYMOX PHARMACEUTICAL CORPORATION
  Interim Consolidated Statements of Shareholders’ Equity
  (Unaudited)

  Three-month periods ended March 31, 2009 and 2008
  (in US dollars)

			Additional
	Share capital		paid-in
	Number	Dollars	capital	Deficit	Total

Balance, December 31, 2008, as previously reported	30,178,607	$53,850,147	$3,403,201	$(55,242,622)	$2,010,726
Cumulative effect of adopting a new accounting policy (note 1 (b) (i))	–	–	–	(3,317,732)	(3,317,732)
Balance, December 31, 2008, as recast	30,178,607	53,850,147	3,403,201	(58,560,354)	(1,307,006)
Issuance of share capital	253,859	800,000	–	–	800,000
Share issue costs	–	–	–	(40,000)	(40,000)
Stock-based compensation	–	–	309,650	–	309,650
Net loss	–	–	–	(1,004,259)	(1,004,259)
Balance, March 31, 2009	30,432,466	$54,650,147	$3,712,851	$(59,604,613)	$(1,241,615)

Balance, December 31, 2007, as previously reported	29,365,753	$50,155,147	$2,477,981	$(50,467,527)	$2,165,601
Cumulative effect of adopting a new accounting policy (note 1 (b) (i))	–	–	–	(3,270,974)	(3,270,974)
Balance, December 31, 2007, as recast	29,365,753	50,155,147	2,477,981	(53,738,501)	(1,105,373)
Issuance of share capital	250,654	1,280,000	–	–	1,280,000
Share issue costs	–	–	–	(49,000)	(49,000)
Stock-based compensation	–	–	204,680	–	204,680
Net loss, recast (note 1 (b) (i))	–	–	–	(1,347,116)	(1,347,116)
Balance, March 31, 2008	29,616,407	$51,435,147	$2,682,661	$(55,134,617)	$(1,016,809)

  See accompanying notes to unaudited interim consolidated financial statements.

  NYMOX PHARMACEUTICAL CORPORATION
  Interim Consolidated Statements of Cash Flows
  (Unaudited)

  Three-month periods ended March 31, 2009, 2008 and 2007
  (in US dollars)

	2009	2008	2007
		(Recast -	(Recast -
		note 1 (b) (i))	note 1 (b) (i))

Cash flows from operating activities:
Net loss	$(1,004,259)	$(1,347,116)	$(1,211,030)
Adjustments for:
Depreciation and amortization	56,946	56,927	56,068
Stock-based compensation	309,650	204,680	242,695
Net change in operating assets and liabilities	28,018	63,339	(338,096)
	(609,645)	(1,022,170)	(1,250,363)

Cash flows from financing activities:
Proceeds from issuance of share capital	800,000	1,280,000	1,848,910
Share issue costs	(40,000)	(49,000)	(99,706)
Repayment of notes payable	–	–	(150,000)
	760,000	1,231,000	1,599,204

Net increase in cash	150,355	208,830	348,841

Cash, beginning of period	275,858	273,108	235,124

Cash, end of period	$426,213	$481,938	$583,965

Supplemental disclosure to statements of cash flows:
Interest paid	$–	$–	$9,131

  See accompanying notes to unaudited interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2009, 2008 and 2007
(in US dollars)

  Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. (“Serex”) of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

  Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 2 (a). The Corporation depends on this financing to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

  The Corporation is listed on the NASDAQ Stock Market.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2009, 2008 and 2007
(in US dollars)

1.	Basis of presentation:

	(a)	Interim financial statements:

  The unaudited interim consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. Accordingly, they do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2008. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2008, except as described below. The results for any quarter are not necessarily indicative of the results for the full year.

(b)	Changes in accounting policies:

	(i)	New accounting policies:

  Goodwill and intangible assets

  Effective with the commencement of its 2009 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

  Prior to the adoption of Section 3064, the Corporation capitalized and amortized direct costs incurred to secure patents related to internally-generated assets on a straight-line basis over 17 years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2009, 2008 and 2007
(in US dollars)

1.	Basis of presentation (continued):

	(b)	Changes in accounting policies (continued):

		(i)	New accounting policies (continued):

  Goodwill and intangible assets (continued)

  As a result of adopting this Section, starting January 1, 2009, direct costs incurred to secure patents related to internally-generated assets are no longer capitalized by the Corporation. As well, comparative financial information for previous financial periods reflect the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods. The impact of adopting this Section, on a retrospective basis, is an increase of $115,053 and $78,510 in net loss and comprehensive loss for the three-month periods ended March 31, 2008 and 2007, respectively, with an increase in the reported basic and diluted loss per share from $0.04 to $0.05 for the three-month period ended March 31, 2008 and no change for the three-month period ended March 31, 2007, and an increase of $3,317,732 and $3,270,974 in the accumulated deficit at December 31, 2008 and 2007, respectively.

(ii)	Future accounting changes:

  International Financial Reporting Standards

  In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, would be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Corporation will be required to report under IFRS for its 2011 interim and annual financial statements. The Corporation will convert to these new standards according to the timetable set within these new rules. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2009, 2008 and 2007
(in US dollars)

2.	Share capital:

	(a)	Common Stock Private Purchase Agreement:

  In November 2008, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

  In the three-month period ended March 31, 2009, the Corporation issued 253,859 common shares to the Purchaser for aggregate proceeds of $800,000 under the agreement. At March 31, 2009, the Corporation can require the Purchaser to purchase up to $14,200,000 of common shares over the remaining 19 months of the agreement, provided the Corporation adheres to its covenants.

(b)	Stock option plan:

  The Corporation has a stock option plan for its key employees. A description of the plan is provided in note 7 (b) to the 2008 annual audited consolidated financial statements.

  The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period and the weighted average exercise price.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2009, 2008 and 2007
(in US dollars)

2.	Share capital (continued):

	(b)	Stock option plan (continued):

	Options outstanding
		Weighted
		average
	Number	exercise price

Outstanding, December 31, 2008	4,869,000	$3.11
Granted	52,000	3.29
Expired	(52,000)	6.91

Outstanding, March 31, 2009	4,869,000	$3.07

Options exercisable	2,943,375	$3.12

  At March 31, 2009, the unrecognized compensation cost related to non-vested awards was $2,649,660 and the remaining weighted average recognition period is 39 months.

  The fair value of the options granted during the period was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2009	2007

Risk-free interest rate	1.71%	3.89%
Expected volatility	75.53%	71.61%
Expected life in years	5	5
Dividend yield	0%	0%

  52,000 options were granted during the three-month period ended March 31, 2009, having a weighted average grant date fair value of $2.0352 per share (there were no options granted during the period ended March 31, 2008).

  Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2009, 2008 and 2007
(in US dollars)

2.	Share capital (continued):

	(c)	Earnings per share:

  Diluted loss per share was not presented as the effect of options would have been dilutive because the Corporation incurred losses in each of the last three fiscal years and quarters presented. All outstanding options could potentially be dilutive in the future.

3.	Canadian/US reporting differences:

  The consolidated financial statements of the Corporation are prepared in accordance with Canadian GAAP, which conform, in all material respects, with U.S. GAAP, except as described below:

  Consolidated statements of operations and shareholders’ equity

  The reconciliation of net loss and shareholders’ equity reported in accordance with Canadian GAAP to U.S. GAAP is as follows:

	2009	2008	2007
Net loss and comprehensive loss,
Canadian GAAP	$(1,004,259)	$(1,347,116)	$(1,211,030)
Costs to secure patents (i)	(27,808)	115,053	78,510
Net loss and comprehensive loss,
US GAAP	$(1,032,067)	$(1,232,063)	$(1,132,520)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2009, 2008 and 2007
(in US dollars)

3.	Canadian/US reporting differences (continued):

	March 31,	December 31,
	2009	2008

Shareholders' equity, Canadian GAAP	$(1,241,615)	$(1,307,006)

Adjustments:
Costs to secure patents (i)	3,289,924	3,317,732
Noncontrolling interest (ii)	400,000	400,000
Stock-based compensation - options granted to non-employees (iii):
Cumulative compensation expense	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706
Change in reporting currency (iv)	(62,672)	(62,672)
	3,679,815	3,707,623

Shareholders' equity, U.S. GAAP	$2,438,200	$2,400,617

(i)	Costs to secure patents:

  As disclosed in note 1 (b) (i), the Corporation adopted the new CICA Handbook Section 3064, Goodwill and Intangible Assets, effective January 1, 2009, on a retrospective basis. For US GAAP purposes, the Company continues to capitalize and amortize direct costs incurred to secure patents related to internally-generated intangible assets, on a straight-line basis over 17 years.

(ii)	Noncontrolling interest:

  On January 1, 2009, for US GAAP purposes, the Corporation adopted SFAS No. 160, Noncontrolling interests in consolidated financial statements. This statement specifies that noncontrolling interests are to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. This new standard was applied prospectively with the presentation and disclosure requirements applied retrospectively. As a result of adopting this new standard, noncontrolling interest of $400,000 previously reported outside of shareholders’ equity, included in preferred shares of a subsidiary for Canadian GAAP purposes, is now presented as a separate component of equity for US GAAP purposes.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2009, 2008 and 2007
(in US dollars)

3.	Canadian/US reporting differences (continued):

	(iii)	Stock-based compensation:

  For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-Based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide services. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date.

  Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the measurement date.

  For Canadian GAAP purposes, the Corporation has been applying the fair value based method since January 1, 2004 to account for employee stock options. Prior to January 1, 2004, the Corporation applied the fair value based method only to stock-based payments to non-employees and applied the settlement method of accounting for employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital and no compensation cost was recognized.

(iv)	Change in reporting currency:

  The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 was translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2009, 2008 and 2007
(in US dollars)

4.	Contingency:

  A contractor has served the Corporation with a Statement of Claim filed with the California Superior Court claiming $2,000,000 in damages for injury to his reputation and business for alleged failure to pay for services rendered. The Corporation has paid in full for all contracted services and believes that the claim is wholly without merit, and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

5.	Financial instruments:

  Fair value disclosure:

	March 31, 2009		December 31, 2008
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Loans and receivables:
Accounts receivable and other receivables	$57,774	$57,774	$59,497	$59,497

Financial liabilities, at amortized cost:
Accounts payable	1,161,443	1,161,443	1,078,897	1,078,897
Accrued liabilities	115,188	115,188	161,950	161,950

  The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

  The preferred shares of a subsidiary relate to redeemable and/or convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible at the option of the holders into common shares of Serex at a price of $3.946 per share.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2009, 2008 and 2007
(in US dollars)

6.	Subsequent event:

  On May 5, 2009, the Corporation issued 132,312 common shares for aggregate proceeds of $475,000 under the Common Stock Private Purchase Agreement referred to in note 2 (a).